OFFERING MEMORANDUM DATED JULY 12, 2024



DIGITAL LEGENDS GOLF, LLC

4521 PGA Boulevard, Suite 420

Palm Beach Gardens, FL 33418

https://digitallegendsgolf.com

Up to $1,500,000 of Class B Units

Offering Price Per Class B Unit: $0.10

Target Amount: $10,000

Target Number of Class B Units: 100,000

Minimum Investment Amount Per Investor: $350 (3,500 Class B Units)

DIGITAL LEGENDS GOLF, LLC, is offering up to $1,500,000 worth of Class B Units (the "Offering"). The minimum target amount under this offering pursuant to Regulation Crowdfunding ("Regulation CF") of the 1933 Act (as defined herein) is $10,000 (the "Target Amount"). The Company must reach its Target Amount of $10,000 by October 15, 2024, the end date of the offering (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Unless the Company raises at least the Minimum Target Amount of $10,000 under the Regulation CF offering by October 15, 2024, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Bonus Class B Units

This Offering involves a bonus structure based on the timing of an investment relative to the remaining number of Class B units for sale. Bonus Crowdfunding Units will be distributed to investors based on the following tiers:

Tier 1 (Honors): Individuals who invest two thousand five hundred dollars ($2,500) will receive (1) Twenty Five Bonus Class B Units (25 Units), and (2) Digital Legends Golf Swag Pack (one Digital Legends Golf Hat, one Digital Legends Golf Towel and one Digital Legends Golf Shirt).

Tier 2 (Par): Individuals who invest five thousand dollars ($5,000) will receive (1) Fifty Bonus Class B Units (50 Units), and (2) Digital Legends Golf Swag Pack (one Digital Legends Golf Hat, one Digital Legends Golf Towel and one Digital Legends Golf Shirt).

Tier 3 (Birdie): Individuals who invest ten thousand dollars ($10,000) will receive (1) One Hundred Bonus Class B Units (100 Units), and (2) Digital Legends Golf Swag Pack (one Digital Legends Golf Hat, one Digital Legends Golf Towel and one Digital Legends Golf Shirt).

Tier 4 (Eagle): Individuals who invest twenty five thousand dollars ($25,000) will receive (1) Two Hundred Fifty Bonus Class B Units (250 Units), and (2) Digital Legends Golf Swag Pack (one Digital Legends Hat, one Digital Legends Golf Towel and one Digital Legends Golf Shirt.

Tier 5 (Albatross): Individuals who invest fifty thousand dollars ($50,000) will receive (1) Five Hundred Bonus Class B Units (500 Units), (2) Digital Legends Swag Pack (one Digital Legends Golf Hat, one Digital Legends Golf Towel and one Digital Legends Golf Shirt), and (3) play a round of Golf and lunch with the Founders of the Company.

The Offering is being made through Mundial Financial Group, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the securities. The rights and obligations of any purchasers of the securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with EAST WEST BANK (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, Including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

In this Memorandum, the terms "Digital Legends Golf," "we", or "the Company" refers to Digital Legends Golf, LLC.

THE COMPANY AND ITS BUSINESS

Overview

Digital Legends Golf, LLC was incorporated on April 30, 2024, as a Wyoming limited liability company. The Company is an innovative subsidiary within the Digital Legends brand of companies, dedicated to revolutionizing the sports and entertainment industries by merging the legacies of historical sports icons with the excitement of modern-day competition. Using advanced digital technologies, Digital Legends Golf, LLC creates immersive experiences where virtual representations of legendary golf athletes compete against contemporary competitors in real-time.

The Company's mission is to develop and deploy a diverse portfolio of golf-related "Digital Humans" that interact and compete in various formats, including live events, simulators, gaming and metaverse platforms, and augmented and virtual reality platforms.

Digital Legends Golf is positioned to capitalize on multiple revenue streams, including live events, location-based entertainment, esports, metaverse, gaming, branding, licensing, digital assets, data licensing, gambling, sponsorships, merchandise, memorabilia, digital platforms, television and movies, and themed restaurants. The Company's flexible business model allows for rapid adaptation to emerging technologies and industries, ensuring it remains at the forefront of innovation.

The initial focus of Digital Legends Golf is leveraging its exclusive license for the digital representation of golf legend Ben Hogan. The Company plans to host a series of high-profile live events, starting with a celebrity competition at a professional golf course. These events will serve as a platform to showcase the Company's technology, build brand awareness, and generate substantial revenue through various channels.

With a clear vision and strategic milestones, Digital Legends Golf is set to redefine the boundaries of sports entertainment, appealing to a global audience across all demographics. The Company's commitment to innovation and excellence positions it as a leader in the integration of digital technology and traditional sports.

Market Validation

The sports entertainment market is experiencing a significant transformation driven by technological advancements and the growing demand for interactive and immersive experiences. Digital Legends Golf, with its innovative approach of integrating digital representations of legendary athletes into real-time competitions, is uniquely positioned to capitalize on these trends. The market validation for Digital Legends Golf is supported by several key factors:

Market Trends and Growth:

The Rise of Digital Humans: The global digital human market was valued at $21.68 billion in 2023 and is expected to reach $430.71 billion by 2031, registering a staggering 45.30% CAGR from 2024 to 2031. This exponential growth underscores the increasing acceptance and demand for digital human technologies across various sectors, including entertainment, gaming, and sports. (source: https://www.databridgemarketresearch.com/reports/global-digital-human-market)



Digital Human Avatars: Parallel to the digital human market, the global digital human avatar market was valued at $5.40 billion in 2022 and is projected to reach $156.19 billion by 2032, registering a 40% CAGR from 2023 to 2032. This significant growth highlights the expanding use of avatars in virtual interactions, providing personalized and immersive experiences for users. (source: https://www.databridgemarketresearch.com/reports/global-digital-human-market)

Sports and Gaming Industry Potential:

eSports and Virtual Competitions: The eSports industry has seen remarkable growth, with millions of viewers and participants worldwide. The integration of digital humans into eSports offers a novel approach, attracting both traditional sports fans and tech-savvy gamers. Digital Legends Golf capitalizes on this trend by bringing legendary athletes into virtual competitions, creating a unique niche in the market.

Live and Virtual Events: The demand for interactive and immersive live events continues to rise. By combining real-time virtual and live competitions, Digital Legends Golf creates unparalleled fan experiences.

Consumer Engagement and Revenue Opportunities:

Global Reach: The market for digital entertainment and sports is global, with significant opportunities in North America, Europe, Asia, and beyond. Digital Legends Golf is positioned to tap into this vast market, offering content and experiences that resonate with diverse audiences globally.

Monetization Strategies: Multiple revenue streams, including live events, gaming, branding, licensing, esports, metaverse, digital assets, data, gambling, sponsorship, merchandise, memorabilia, and digital platforms, ensure diversified income sources. This comprehensive approach maximizes the financial potential of our offerings while providing consistent value to our stakeholders.

Growing Popularity of Esports and Virtual Competitions: The esports industry has seen exponential growth, with revenues projected to exceed $1.6 billion by 2024. The concept of virtual competitions is widely accepted, and Digital Legends Golf leverages this acceptance by introducing digital legends into mainstream sports. This blend of traditional sports and virtual reality appeals to both sports enthusiasts and gamers, creating a vast potential audience.

Demand for Unique Sports Content: There is a rising demand for unique and engaging sports content that goes beyond conventional broadcasts. Digital Legends Golf addresses this demand by offering a novel experience where fans can watch legendary athletes compete against current stars in real-time. This creates a compelling viewing experience that differentiates the Company from traditional sports programming.

Increased Interest in Sports Betting: The legalization of sports betting in various jurisdictions has created a booming market, with revenues projected to reach $8 billion by 2025 in the United States alone. Digital Legends Golf's ability to aggregate and publish data from virtual and live event competitions offers a unique opportunity for betting markets. The integration of proprietary data and statistics enhances the betting experience, making it more engaging and profitable.

Market for Digital Collectibles and NFTs: The market for digital collectibles and non-fungible tokens (NFTs) has exploded, with sales surpassing $2 billion in the first quarter of 2021. Digital Legends Golf plans to capitalize on this trend by offering digital assets, such as NFTs of legendary athletes, which provide fans with exclusive ownership of unique digital items. This creates an additional revenue stream and enhances fan engagement.

Strategic Partnerships and Licensing: Digital Legends Golf has secured an exclusive worldwide license for the digital representation of Ben Hogan. This high-profile endorsement validates the Company's concept and provides a strong foundation for attracting further licenses and partnerships. Collaboration with renowned sports franchises, entertainment venues, and technology companies will further strengthen the market position of Digital Legends Golf. The Company will also secure additional licenses of other top golf athletes.

Positive Industry Trends and Projections: The global sports market is projected to reach $614 billion by 2025, driven by the increasing consumption of sports content and the integration of digital technologies. Digital Legends Golf's innovative approach aligns with these industry trends, positioning the Company to capture a significant share of this growing market.

Consumer Engagement and Feedback: Initial consumer feedback and engagement metrics from prototype events and digital interactions have been overwhelmingly positive. Fans have shown strong interest in the concept of digital legends, and there is a clear demand for such content. This validates the Company's approach and provides a solid foundation for scaling operations.

Digital Legends Golf is well-positioned to capitalize on the convergence of sports, technology, and entertainment. The Company's unique value proposition, combined with favorable market trends and strong consumer interest, provides robust market validation for its innovative approach. This positions Digital Legends Golf for substantial growth and success in the evolving sports entertainment landscape.

Digital Legends Golf Advantages

Digital Legends Golf possesses several unique advantages that position it at the forefront of the sports entertainment industry. These advantages highlight the Company's potential for innovation, growth, and market leadership:

Innovative Concept: Digital Legends Golf merges traditional sports with cutting-edge technology, creating a revolutionary platform where legendary athletes compete in real-time against current players - pros, celebrities, amateurs and fans. This unique concept not only attracts a wide audience but also differentiates the Company from conventional sports and entertainment offerings.

Exclusive Licensing Agreements: The Company has an exclusive worldwide license for Ben Hogan with an automatic right to renew, which provides a significant competitive edge. This high-profile endorsement lends credibility to the Company and serves as a foundation for securing additional licenses with other iconic athletes, enhancing the brand's appeal and marketability.

The Company also has an exclusive license for Digital Legends trademarks for twelve (12) separate classes of use - Downloadable electronic game software, film and video film production; virtual reality game services provided on-line from a computer network; arranging and conducting e-sports competitions; entertainment in the nature of e-sports competitions; entertainment in the nature of golf tournaments; organization of golf tournaments; organization of e-sports competitions; organization, arranging and conducting of golf games; all types of merchandise and game equipment; advertising and promotional services; banking and payments services (including cryptocurrency and digital assets); social and community organizations; and restaurants and bars. (See Use of Proceeds on Page 29)

Diverse Revenue Streams: Digital Legends Golf has multiple revenue streams, including live events, location-based entertainment (LBE), gaming, branding, licensing, digital assets, data, gambling, sponsorship, merchandise, and digital platforms. This diversification reduces financial risk and maximizes growth potential by tapping into various segments of the sports and entertainment markets.

Global Market Reach: Digital Legends Golf's innovative platform appeals to a global audience, transcending geographical boundaries. The integration of digital and virtual environments allows fans to interact and engage with the brand anytime, anywhere, expanding the Company's market reach and audience base.

Flexible and Adaptive Business Model: The Company's business model is designed to be flexible and adaptive, allowing it to quickly pivot and capitalize on emerging technologies and industry trends. This agility ensures that Digital Legends Golf remains at the forefront of innovation and can respond effectively to market changes.

High-Level Relationships and Partnerships: The Company's management team and advisors have an extensive network of high-level relationships in sports, entertainment, and technology sectors. These relationships facilitate valuable partnerships, sponsorships, and endorsements, accelerating the Company's growth and market penetration.

Appeal Across Demographics: Digital Legends Golf's offerings are designed to appeal to a broad demographic, including sports enthusiasts, gamers, and technology aficionados. This wide appeal ensures a diverse and engaged audience, driving sustained interest and participation.

Integration of Emerging Technologies: The Company leverages emerging technologies such as virtual reality (VR), augmented reality (AR), and artificial intelligence (AI) to enhance the fan experience. These technologies create immersive and interactive experiences, setting Digital Legends Golf apart from traditional sports entertainment providers.

Robust Intellectual Property Portfolio: Digital Legends Golf has a strong intellectual property portfolio that protects its innovative concepts and technological advancements. This IP protection provides a significant competitive advantage and establishes barriers to entry for potential competitors.

Strong Brand and Market Position: The Digital Legends brand is designed to be ubiquitous and globally recognized. The Company's focus on creating inspirational and aspirational content positions it as a leader in the sports entertainment industry, attracting both fans and strategic partners.

Digital Legends Golf's innovative concept, diverse revenue streams, exclusive licensing agreements, and strategic advantages position it for significant success in the rapidly evolving sports entertainment landscape. The Company's ability to leverage technology, data, and high-level partnerships ensures it remains a market leader, delivering unique and engaging experiences to a global audience.

Intellectual Property

Patents: None

Trademarks: Licenses for 12 primary classes - US Serial Numbers: 98214006 & 98518005.

Licenses: Exclusive worldwide license to Ben Hogan's name, image, voice and likeness. The Company is actively pursuing additional licenses with other legendary golf athletes to further expand our intellectual property portfolio and enhance offerings for the golf community.

Legal Protection and Enforcement:

IP Strategy: Digital Legends Golf is dedicated to a proactive intellectual property strategy, regularly monitoring and enforcing our intellectual property rights to prevent infringement and unauthorized use. Our legal team works diligently to safeguard our intellectual property ensuring that our competitive advantages remain intact.

Global IP Coverage: Recognizing the global potential of our offerings, we will pursue intellectual property protection not only in the United States but also in key international markets. This global approach ensures that our innovations are protected worldwide, enabling us to capitalize on market opportunities across different regions.

Litigation

No Current Litigation

Property

NONE

RISK FACTORS

The Securities Exchange Commission ("SEC") requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

Liquidity and Sustainability. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding offering, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

Our business projections are only projections. There can be no assurance that the Company's business will meet our projections. Nor can there be any assurance that the Company will be able to have a significant number of users to be able to meet our projections and make a profit.

Our ability to generate revenue to support our operations is uncertain. We are in the early stage of our business and have a limited history of generating revenues. We have a limited operating history upon which you can evaluate our potential for future success, and we are subject to the additional risks affecting early-stage businesses. Rather than relying on historical information, financial or otherwise, to evaluate the Company, you should evaluate the Company in light of your assessment of the growth potential of our business and the expenses, delays, uncertainties, and complications typically encountered by early-stage businesses, many of which will be beyond our control. Early-stage businesses in rapidly evolving markets commonly face risks, such as the following:

- unanticipated problems, delays, and expenses relating to the development and implementation of their business plans;

- operational difficulties;

- lack of sufficient capital;

- competition from more advanced enterprises; and

- uncertain revenue generation.

If we are unable to obtain additional capital, our business operations could be harmed. The expansion of our business will require additional funds to support product development, customized deployment and accounts receivable. In the future, we expect to seek additional equity or debt financing to provide for our working capital needs. Such financing may not be available or may not be available on satisfactory terms to us. If financing is not available on satisfactory terms, we may be unable to expand our operations to achieve our objectives. While debt financing will enable us to expand our business more rapidly than we otherwise would be able to do, debt financing increases expenses and we must repay the debt regardless of our operating results. Future equity financings could result in dilution to our unitholders.

The recent global financial crisis, which has included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit. There have also been significant fluctuations in equity capital markets Including the market for initial public offerings (IPOs) that have restricted the amount of capital available to invest in early-stage companies. Recent geo-political events have also given rise to concerns that the worldwide economy may enter into a prolonged recessionary period, and these concerns may make it difficult for us to raise additional capital or obtain additional credit, when needed, on acceptable terms or at all.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies, may require us to delay, scale back, or eliminate some or all of our operations, which may adversely affect our financial results and ability to operate as a going concern.

We may acquire other businesses, license rights to technologies or products, form alliances, or dispose of or spin off businesses, which could cause us to incur significant expenses and could negatively affect profitability. We may pursue acquisitions, technology-licensing arrangements, and strategic alliances, or dispose of or spin-off some of our businesses, as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits. If we are successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. We may not be able to integrate acquisitions successfully into our existing business and could Incur or assume significant debt and unknown or contingent liabilities. We could also experience negative effects on our reported results of operations from acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets.

We may need to raise additional financing to support our operations, but we cannot be sure that we will be able to obtain additional financing on terms favorable to us when needed. If we are unable to obtain additional financing to meet our needs, our operations may be adversely affected or terminated. We have limited financial resources. There can be no assurance that we will be able to obtain financing to fund our operations in light of factors beyond our control such as the market demand for our securities, the state of financial markets generally, and other relevant factors. Any sale of our common unit in the future may result in dilution to existing unitholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay any future indebtedness or that we will not default on our future debts, which would thereby jeopardize our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to continue the development of our technology, which might result in the loss of some or all of your investment in our Class B Units.

If we obtain debt financing, we will face risks associated with financing our operations. If we obtain debt financing, we will be subject to the normal risks associated with debt financing, Including the risk that our cash flow will be insufficient to meet required payments of principal and interest and the risk that we will not be able to renew, repay, or refinance our debt when it matures or that the terms of any renewal or refinancing will not be as favorable as the existing terms of that debt. If we enter into secured lending facilities and are unable to pay our obligations to our secured lenders, they could proceed against any or all of the collateral securing our indebtedness to them.

If we experience rapid growth and we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations. Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

Other factors can have a material adverse effect on our future profitability and financial condition. Many other factors can affect our profitability and financial condition, Including:

- changes in the creditworthiness of counterparties that the Company transacts business with;
- difficulties related to our information technology systems, any of which could adversely affect business operations, Including any significant breakdown, invasion, destruction, or interruption of these systems;
- changes in business, economic, and political conditions, including: war, political instability, terrorist attacks in the U.S. and other parts of the world, the threat of future terrorist activity in the U.S. and other parts of the world and related military action; natural disasters; pandemic; the cost and availability of insurance due to any of the foregoing events; labor disputes, strikes, slow-downs, or other forms of labor or union activity; and, pressure from third-party interest groups;
- changes in our business and investments and changes in the relative and absolute contribution of each to earnings and cash flow resulting from evolving business strategies, changing product mix, changes in tax rates and opportunities existing now or in the future;
- changes in the rate of inflation, interest rates and the performance of investments held by us;
- changes in credit markets impacting our ability to obtain financing for our business operations;
- changes in, or interpretations of, laws and regulations including changes in accounting standards and taxation requirements;
- legal difficulties, any of which could preclude or delay commercialization of products or technology or adversely affect profitability, Including claims asserting statutory or regulatory violations, adverse litigation decisions, and issues regarding compliance with any governmental consent decree;
- trademarks, copyrights and other intellectual property could be unenforceable or ineffective; or
- vulnerability to hackers and cyber-attacks.

Our business is at an early stage of development, and we may not develop products or services that can be commercialized, and we have a limited operating history. Our business is at an early stage of growth. Because we have little operating history, you will have difficulty evaluating our business and future prospects, and we cannot predict if or when we will achieve profitability.

As we are a development stage business, we have a limited operating history and are subject to risks of business development. The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the challenges, unanticipated expenses, staffing difficulties, product development complications, and schedule delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of users and paid subscribers.

Leverage. Early-stage ventures may be highly leveraged. The leveraged capital structure of such ventures will Increase the exposure of these companies to adverse economic factors such as rising interest rates, high unemployment rates, difficulty accessing capital or credit, or deterioration in the condition of the operating company or its industry.

Our financial results may fluctuate and are difficult to predict. We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, Including:

– our ability to grow the number of our users and their engagement;
– the pricing of our platform;
– our inability to generate revenue; changes to our platform or the development and introduction of new products or services by us or our competitors;
– user behavior or changes to our platform that may reduce traffic to our platform;
– Increases in marketing, sales, and other operating expenses that we will Incur to grow and expand our operations;
– costs related to our safety, security, and content review efforts;
– our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner;
– system failures or outages or government blocking, which could prevent us from operating for any period of time;
– breaches of security or privacy, and the costs associated, with any such breaches and remediation;
– changes in the manner in which we distribute our platform or inaccessibility of our platform due to third party actions;
– fees paid to users or third parties for content;
– adverse litigation judgments, settlements, or other litigation-related costs;
– changes in the legislative or regulatory environment, Including with respect to privacy and data protection, or actions by governments or regulators, Including fines, orders, or consent decrees;
– the overall tax rate for our business;
– the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period;

- changes in U.S. generally accepted accounting principles; and
- changes in global business or macroeconomic conditions.

The Company depends on key personnel and faces challenges recruiting needed personnel. The Company's future success depends on the efforts of its Chief Executive Officer, Christian Tureaud. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Economic interest of the managers. The existence of the managers' interests in the distributions of the Company may create an incentive for the managers to make riskier and more speculative investments and business decisions on behalf of the Company than they would otherwise make in the absence of such a performance-based arrangement.

Ecosystem development. The managers anticipate engaging in activities that they believe will promote the growth and development of the markets in which the Company will operate, which may include advising non-profit entities, debt providers, regulatory agencies, larger corporations, and other service providers, among other activities. While the managers believe that such activities will ultimately be beneficial to the Company's business plan, there can be no assurance that such activities will increase returns, if any, to the members. Additionally, it is anticipated that such activities will reduce the amount of time some or all of the managers will specifically devote to the activities of the Company.

Side agreements. In accordance with common industry practice, the managers may, on behalf of the Company, enter into one or more "side letters" or similar agreements with certain members pursuant to which the managers grants to such member(s), on behalf of the Company, specific rights, benefits, or privileges that may not be made available to other members. As a result, you may not be in the same position as other members to protect your investment in the Company and may face a disproportionate risk of loss in comparison to investors granted such rights, benefits, or privileges.

Reserves. As is customary in the industry, the managers expect to establish reserves, at the discretion of the managers, for additional capitalization of subsidiary or related operating companies, operating expenses, Company liabilities and other matters. Such reserves will reduce amounts that would otherwise be distributed to the members. Furthermore, accurately estimating the appropriate amount of such reserves is difficult. If the managers are unable to properly keep the appropriate amount of reserves, the Company's return to the members would be adversely affected. For example, if reserves are insufficient, the Company may be unable to additionally capitalize a venture, possibly causing adverse consequences to the venture's performance, and negatively impacting its ability to make a return to the Company. By contrast, if reserves are excessive, the returns to the members will have been delayed while the Company holds unnecessary amounts of capital in potentially low-yield accounts.

Diverse member group. The members may have conflicting investment, tax, and other interests with respect to their investments in the Company. The conflicting interests of individual members may relate to or arise from, among other things, the nature of business decisions made by the Company, and the structuring or the acquisition of technologies and projects. In selecting and structuring ventures appropriate for the Company, and otherwise while acting in their capacity as managers of the Company, the managers will consider the business and tax objectives of the Company, and not the business, tax or other objectives of any member individually.

We may operate in foreign jurisdictions in the future. The Company will be required to comply with the laws of those jurisdictions, including requirements for local partners, tax laws and other legal requirements. Doing business in such foreign jurisdictions entails political risk, and their judicial systems may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. Investment in the Company carries more risk of loss due to foreign complications in comparison with companies that only operate domestically.

Our business is and may become subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data use and data protection, content, competition, safety and consumer protection, e-commerce, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our products and business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and business plan, Including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied Inconsistently from jurisdiction to jurisdiction and

Inconsistently with our current policies and practices. For example, regulatory or legislative actions or litigation affecting the manner in which we display content to our users, moderate content, or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that may become critical to our operations, Including data shared between countries or regions in which we operate or will operate and data shared among our products and services.

These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, loss of revenue, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

In addition, compliance with regulatory and legislative privacy requirements require significant operational resources and modifications to our business practices, and any compliance failures may have a material adverse effect on our business, reputation, and financial results.

The elimination of monetary liability against our managers, officers, and employees under Wyoming law and the existence of indemnification rights to our managers, officers, and employees may result in substantial expenditures by the Company and may discourage lawsuits against our managers, officers, and employees. Our organizational documents contain a provision permitting us to eliminate the personal liability of our managers to the Company and members for damages for breach of fiduciary duty as a manager or officer to the extent provided by Wyoming law. We also may have contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in the Company incurring substantial expenditures to cover the cost of settlement or damage awards against managers and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage the Company from bringing a lawsuit against managers and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our members against our managers and officers even though such actions, if successful, might otherwise benefit the Company and members.

Negative social media, public commenters and news coverage. Interest in our offerings among our potential customers may be reduced by criticism, negative reviews, mockery, denigration, libel or slander either of our service directly or of those who choose to use it. These unfavorable views or insults may be aired by online communities, celebrities, influencers, journalists, comedians, fictional characters, effected personas, sock puppet accounts, astroturfing campaigns, artificial intelligence services and use or misuse thereof, and accurate or inaccurate summation of online reviews or widespread sentiment via tools used by popular retailers and review aggregators. Regardless of the merit of the claims, views, and insults levied by the detractors of our service or our customers, they may reduce the interest of current and potential customers in our product, pressure our partners or employees to stop selling, promoting or integrating service, or cause our customers to hide their use of our service and positive views of our product such that we do not benefit from the natural marketing and positive word-of-mouth that satisfied customers usually convey. Furthermore, public misuse and abuse of our service such as on social media may cast suspicion on its benefits, emphasize the downsides, or confuse our potential customers as to the purpose and use of our service. If similar services or businesses fail or commit public malfeasance, the resulting negative news or commentary may not distinguish between related businesses and services such as our own, damaging our reputation and that of our service by association.

Weather or other Acts of God. Hurricanes, tornadoes, flooding, thunderstorms, blizzards, fires, droughts, tsunamis, other adverse terrestrial weather events, earthquakes, landslides, volcanic eruptions, meteor strikes, solar storms, other space weather events, and other Acts of God may disrupt our operations, destroy assets, or harm employees of both the Company and partners such that the Company's opportunity for profit is diminished or lost.

War, terrorism, and other acts of violence or enduring conflicts. New declared or undeclared wars, expansions or changes in the nature of existing wars, terrorism, other campaigns of violence or individual violent events by groups or individuals, or other sudden or enduring human conflicts may have unpredictable impacts on our business ranging from small disruptions to the loss of the entire business.

Risks Related to the Company's Technology

Competition and anti-competitive power of large technology companies. We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business. Globally, the digital human and virtual gaming sector is intensely competitive. The principal competitive factors in this industry include user acquisition, pricing, ability to produce interesting content and applications, and responsiveness to customer preferences. If we cannot adequately compete with pricing and interest, it could adversely affect our results of operations.

The technology industry is also dominated by a relatively small number of very large companies with significant power to disrupt or destroy or create competition for smaller and newer companies. Whether intentionally or unintentionally, these companies may take any number of actions which have the result of damaging the Company's business and reducing or eliminating our opportunity for profit.

Competition from open source, source-available, non-profit, non-commercial or community projects. Unlike many industries, for-profit technology companies can find themselves in competition with non-commercial, open-source, source-available, federated, non-profit, or community-driven projects. These projects, entities or groups may also damage the Company's business by endorsing, recommending, or favoring a particular standard, method, or set of features which has the effect of reducing or eliminating the Company's competitive advantages.

Competition from alternative technologies. The market for digital human avatars and virtual sports experiences is highly competitive and rapidly evolving. Emerging technologies and innovative solutions from competitors could pose a significant threat to Digital Legends Golf. Alternative technologies such as advanced VR/AR platforms, sophisticated AI-driven avatars, cutting-edge gaming engines, or new immersive sports entertainment methods may gain traction and popularity. If these or other new or existing technologies succeed in capturing market share, the Company's potential for profit could be reduced or entirely negated. Staying ahead of technological advancements and continuously innovating will be crucial to maintaining a competitive edge.

Competition and anti-competitive power of device manufacturers. Personal computing devices including but not limited to desktop computers, laptops, tablets, phones, smart watches, VR headsets, TVs, and automobile entertainment systems are developed by a relatively small number of very large manufacturers which may choose to compete against the Company or favor the Company's competitors. They may also change their policies such that access to mobile device biometrics is lost or becomes unreliable or unaffordable, especially if a manufacturer wishes to promote their own or a partnering service.

Competition from existing gaming, esports & mobile apps. Existing video gaming, and virtual and augmented reality services, including but not limited to Epic Games Electronic Arts, Niantic, Inc, Meta and Sony Interactive Entertainment, have advantages that the Company is not guaranteed to be able to overcome in order to compete in the market and earn a profit.

Reliance on partners and other businesses. Our business relies on other businesses including but not limited to device manufacturers, software providers, cloud service providers, and other service providers. The supply chain and software integrations required to bring our product to market and maintain or improve its attractiveness to customers is vulnerable to disruption if our partners cease to do business with us, fail to live up to their contractual obligations, fail to perform through no fault of their own, or change the terms under which they are willing to do business with us such that we have limited or no opportunity for profit.

Undiscovered product problems, bugs or limitations. Our product's viability or popularity could be threatened by undiscovered limitations to our software, systems architecture, data storage schema, or security schema. Any of these currently unknown problems or limitations could lead to liabilities or make our product less viable or popular in the market, both of which may lead to diminished or no profits.

Shifts due to advances or commercialization of new or old technologies. The technology industry is subject to the constant disruption of technology and business models by the creation and advancement of new technologies and the successful commercialization of older technologies. Even if the Company is successful, new advances in fields including but not limited to AI, encryption, quantum computing, biometrics, mobile devices and personal computing, and related fields in math, science and technology may negatively impact our business model and the appeal of our unique technology and services and reduce or eliminate our opportunity for profit.

Hacking, cyberattacks, or digital sabotage. In the event that the Company's computer systems or accounts, the systems of our suppliers, vendors or partners, or the personal accounts of our employees, officers or managers, or the systems or accounts of any software service providers upon which the Company may rely, are hacked or compromised by another entity, the Company's operations may be disrupted, the Company's money or data may be stolen or destroyed, the Company's computers may be damaged or rendered inoperable, and the Company may suffer reputational damage or liability as a result, or fail to fulfill their contractual obligations or seek new opportunities while suffering the effects of the hack or compromise.

Loss, unauthorized access, corruption, tampering or poisoning of data. The integrity of the Company's service relies on the secure storage of information including but not limited to the identifying information of individual users. If data in the Company's custody or held on the Company's behalf by another entity or service is lost, damaged, spoof, copied, viewed without authorization, tampered with or poisoned by a malicious actor, altered through unintended or ill-considered action, corrupted through technical or hardware errors, or is known or accused of being vulnerable to or having suffered such, the Company's business may be damaged and opportunity for profit may be diminished or eliminated as a result.

Adverse actions by government agencies. Governments that wish to access or manipulate the Company's data may employee their legal authorities, attempt to apply public pressure, move to change laws or regulations, or even act extrajudicially in order to make use of the Company's data in ways that may hamper the Company's ability to do business or reduce trust in the Company's ability to remain independent and protect individual's data and identifying information.

Insider threats. Managers, employees, or others who have received access or knowledge of our internal systems and procedures in the normal course of business may attempt to use or sell their access or knowledge, or may fail to guard it. They may share details of our internal architecture or security mechanisms or perform tasks for external threats which amount to providing access to our systems with or without realizing the implications of their actions.

Failure, malfunctioning and unintended behavior of critical software, firmware or hardware. Our business relies in various ways upon software, firmware, and hardware through which logical errors, security vulnerabilities, physical damage, usage in unforeseen circumstances, or operator error may cause unforeseen behavior which damages equipment, leads to uneconomical operation, reveals sensitive or secure information, undermines digital or physical security, endangers our employees, or otherwise negatively impacts the operation of our business.

We may have liability claims. Services related to security, identity management, and the storage of personally identifying information carries some inherent, non-mitigable risks. As a result, liability claims may be brought against us. Because liability insurance is expensive and difficult to obtain, we may not be able to maintain existing insurance or obtain additional liability insurance on acceptable terms or with adequate coverage against potential liabilities. Furthermore, if any claims are brought against us, even if we are fully covered by insurance, we may suffer harm such as adverse publicity.

Non-mitigatable risks of collecting and storing biometrics and other personally identifying information. Personally identifying information is particularly strictly regulated in many jurisdictions. If the personally identifying information we store is divulged or access without authorization, or if our protection of that data is found by regulators to be inadequate or falls under public suspicion through justified or unjustified criticism of our systems, we may Incur liability or suffer reputational damage that hampers our business and reduces or eliminates opportunity for profit.

Loss of intellectual property protections. The Company's intellectual property is protected by a range of mechanisms including but not limited to copyright, registered trademarks, and patents in various jurisdictions. These protections may be lost through multiple legal processes or through changes to laws or regulations governing the protections. Additionally, the value of our intellectual property protections may not be realized if those protections are not vigorously enforced in all jurisdictions, if we cannot afford to pursue enforcement when needed or bear the legal costs of litigation when required, or if litigation fails, takes too long to achieve a satisfactory judgement, results in an unsatisfactory judgement, or where even a satisfactory judgement is inadequate to remedy the damages we are caused through the unauthorized use of our intellectual property.

Risks Related to the Securities

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven unit prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Difficulty valuing Company assets. Although the Company will endeavor to value its assets appropriately, the valuation of ongoing business operations is difficult to conduct with complete certainty.

The transferability of the securities you are buying is limited. Any security purchased through a crowdfunding campaign is subject to SEC limitations of transfer. This means that the Class B Units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

No market for Class B Units; restrictions on transferability; no withdrawal rights. The Class B Units have not been registered under the Securities Act of 1933 (the "1933 Act") or the securities laws of any state or other jurisdiction and cannot be resold unless they are subsequently registered under the 1933 Act and other applicable securities laws or an exemption from registration is available. It is not contemplated that registration of the Class B Units under the 1933 Act or other securities laws will ever be made effective. You should be prepared to hold this investment for several years or longer. For the twelve months following your investment there will be restrictions on how you can resell the securities you receive. There is no public market for the Class B Units and none is expected to develop. A member also generally will not be permitted to transfer its Class B Unit without the prior consent of the managers. Consequently, members may not be able to liquidate their Class B Units and must be prepared to bear the risks of owning their Class B Units for an extended period of time. Furthermore, withdrawals of members from the Company generally will not be permitted, although the Company's operating agreement may specify certain circumstances under which a member may be entitled, or required, to withdraw from the Company. A withdrawn member may not be entitled to immediate payment for its Class B Units. Any withdrawal of a member may reduce the amount of Company capital available for investment or other activities.

There is a minimum $10,000 amount set as a condition to closing this Offering. Because this is a "best efforts" Offering with a $10,000 minimum, we will have access to any funds tendered in excess of $10,000. This might mean that very limited investments may be made in this Offering, leaving the Company without adequate capital to pursue its business plan or even to cover the expenses of this Offering.

The Company's management has discretion as to use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Passive investment in Class B Units. The Class B Units are non-voting and holders thereof cannot engage in the active management and affairs of the Company. The members must rely on the ability of the managers and officers to identify, structure, and make appropriate business decisions to generate a return for the Company.

Dilution to existing members as a result of adding members. Members will have their economic interest in the Company diluted as a result of later additional members gaining an interest in the Company. Any such dilution may have a negative impact on any returns received by those members who invested in the Company prior to other members.

Using a credit card to purchase Class B Units may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Class B Units you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled *Credit Cards and Investments – A Risky Combination*, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company may undertake an offering under Regulation A in the near future. If the Company undertakes an offering of securities in reliance on Regulation A under the 1933 Act, or registers an offering under that Act, it will have to disclose more information than in this Memorandum. Such information may be significantly different and investors may have made a different investment decision if they had had access to such information. The Company may offer a Regulation A marketplace, and believes that this will create scarcity and further value for the investors.

Special note regarding forward-looking statements. This Memorandum may contain forward-looking statements relating to future events or the future performance of the Company. In some cases, you can identify forward-looking statements by terminology such as may, will, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, prospective investors should specifically consider various factors, including the risks outlined in this Risk Factors section of the Memorandum. These risk factors may cause actual events or results to differ materially from any forward-looking statement. Although the managers believe that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance or achievements cannot be guaranteed. Moreover, neither the Company, the managers, nor any of their affiliates assume responsibility for the accuracy and completeness of the forward-looking statements. The Company, the managers and their affiliates are under no duty to update any of the forward-looking statements after the date of this Memorandum to conform such statements to actual results or to changes in expectations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreements, including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Wyoming, which governs the agreements, by a federal or state court in the State of Wyoming. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under any of the agreements, Including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

MANAGERS AND OFFICERS

The table below sets forth the managers and officers of the Company as of the date hereof.

Officer Name	Position	Term of Office
Christian Tureaud	Manager, CEO/Visionary/Co-Founder	April 30, 2024 - Present
Rowland Hanson	Manager/Bus Development/Branding	April 30, 2024 - Present

David Salzberg	Manager/Sales/Marketing/Content	April 30, 2024 - Present
Jared Moss	Manager/Legal/Operations/Bus Development	April 30, 2024 - Present

Christian Tureaud, Manager and CEO/Visionary/Co-Founder

Christian Tureaud is an American entrepreneur and businessman who is credited with co-founding the first ever company in history to develop and sell digital collectibles (digital trading cards) and in doing so pioneered what is today the multi-billion-dollar industry of digital collectibles and digital goods or otherwise known as NFT's. Tureaud was responsible for securing multi-year exclusive worldwide licenses with multiple Professional Sports and Entertainment Properties. Tureaud also secured co-branding and marketing partnerships with several companies resulting in millions of dollars in contracts. The company Tureaud co-founded in 1995 was called CyberAction.

Tureaud has over twenty-five-years of experience founding, capitalizing and operating businesses within the media/technology, sports/entertainment, event management, marketing/branding industries and over his business career has produced, marketed and distributed content (film, television, digital), events (sports, entertainment, branded) and products (physical, digital) to the global marketplace through a myriad of platforms and has decades of experience working with major film/tv studios, independent production companies, theatrical and television distributors, professional sports leagues, minor and major league international and domestic sports franchises, fortune 1000 companies, high-net worth and high-profile estates, family offices and foundations to accomplish a wide range of business goals and objectives.

Additionally, Tureaud produced The Perfect Game and also Directed and Produced, The Hornet's Nest as well as "The Heroes of Valor Collection" (The Hornet's Nest, Citizen Soldier, Danger Close, Apache Warrior, Above the Best) among many other film and television properties.

Christian Tureaud is a graduate of Southern Methodist University (SMU) in Dallas, TX.

Rowland Hanson, Manager/Business Development/Branding

Mr. Hanson joined the Company in May 2024 in a part-time capacity. Mr. Hanson formerly served as Vice President of Corporate Communications for Microsoft, LLC. where he created and executed the highly-acclaimed global launch of the "Windows" branding strategy. For the past 15 years, Rowland has served as a board member and trustee of Microsoft's Alumni Network and foundation. Prior to Microsoft, he held executive marketing positions at General Mills, Nestle and Neutrogena Corporation. Mr. Hanson's education Includes an MBA degree with distinction from the University of Pennsylvania's Wharton School of Business.

David Salzberg, Manager/Marketing/Sales/Content

David Salzberg is an entertainment and sports industry executive, who works as a producer, director, writer, and brand builder. He has experience in creative development, production, financing, distribution, and marketing for multiple entertainment and sports properties. His work includes film and television properties that include scripted, documentary, reality, animation, and short form original content as well as producing multi camera events. The properties he produces are distributed in all mediums, including digital media for global reach and impact. Content produced by Salzberg has been theatrically released in the United States domestic market as well as international markets worldwide. His work has aired on network, cable and streaming in over 100 countries.

Salzberg has also produced brand integration properties for countries, municipalities and celebrities. He has been an invited guest, and his work has been screened at, The White House for the President and First Lady and at multiple U.S. military bases and U.S. embassies around the world.

Jared Moss, Manager/Legal/Operations/Business Development

Jared Moss is a seasoned professional with over 18 years of experience as a strategist for executive teams and keen details on legal oversight. He has a passion for community impact through innovative financial technologies. Moss has a proven track record of success as lead counsel for more than 50 ventures, and was a co-founder of a "unicorn" game development company. Most recently, Moss led a global advisory firm focusing on fintechs, web3 platforms, liquidity exchanges, and asset protection strategies. Moss holds a Juris Doctorate from the University of Oregon and a degree in Economics from the University of Utah.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows the owners of more than 20% of Company's voting securities as of July 1, 2024:

Name and Address of Beneficial Owner	Amount and Class of Securities Held	Percent of Voting Power Prior to the Offering
The Generational Project, LLC 4521 PGA Boulevard, Suite 420 Palm Beach Gardens, FL 33418	400,000,000 Class A Units	100.00%

The following table describes our capital structure as of July 1, 2024:

Class of Equity	Issued and Outstanding	Reserved for Future Issuance – Equity Incentive Plan*	Available for Issuance in the Offering**
Class A Units	400,000,000	N/A	-0-
Class B Units	-0-	-0-	15,000,000

Class C Units	77,500,000	22,500,000	-0-
Total	477,500,000	22,500,000	15,000,000

* 100,000,000 Class C Units are reserved for issuance under the Digital Legends Golf, LLC 2024 Equity Incentive Plan.

** 15,000,000 Class B Units will be made available for this Offering.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation for a $10,000 Raise (Minimum Amount)	Allocation for a $1,500,000 Raise (Target Amount)
Trademark License (12 Trademarks)		$100,000
Ben Hogan License		$200,000
Additional Digital Legend Licenses		$70,000
R&D (Tech Build-Out)		$100,000
The HMC Company Inc.		$90,000
Gizmo Entertainment		$90,000
RaiseX		$60,000
Jim Fazio Golf Group		$60,000

Go Blue Media Group		$120,000
Jmoverse LLC		$120,000
Consulting (Scott Emmer)		$30,000
Crier PR – Website and Landing Pages for future Reg-CF capital raises		$60,000
Legal Fees & Accounting		$60,000
Marketing, Branding, Content, PR	$10,000	$100,000
Merchandise		$60,000
Secure Location - Live Event		$50,000
Travel, Meetings, etc.		$130,000
Total	**$10,000**	**$1,500,000**

The Company's Use of Proceeds table above includes the following cash fees related to the Offering:

- The fee for the Intermediary will be paid from the proceeds of the Offering and will be determined pursuant to the dollar value of the Class B Units sold to investors pursuant to the Offering. Three percent (3%) of such dollar value will be paid to the Intermediary for investors introduced by the Company and six percent (6%) of such dollar value will be paid to the Intermediary for investors introduced by the Intermediary, plus a one percent (1%) fee will be due to the Intermediary upon the final closing. This fee schedule is based on the fact that the Company will require the minimum investment per investor to be $350. Should the amount change to a minimum of $500, the above fees will become four percent (4%) and eight percent (8%) respectively.

- The Company has engaged RaiseX Holdings, LLC ("RaiseX") to provide consulting services with respect to the Offering. If the Company raises at least $200,000 in the Offering, the Company will pay a monthly fee of $10,000 to RaiseX. In addition, the Company will pay to RaiseX a fee of $50 per transaction in the Offering to help with investor relations and additional advisory services.

The Use of Proceeds set forth above is subject to change at the sole direction of the officers and managers based on the business needs of the Company.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this

Memorandum. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, Including those discussed in the section entitled "Risk Factors" and elsewhere in this Memorandum.

Financial statements

The Company's financial statements can be found in Exhibit B to the Form C of which this Memorandum forms a part. The following discussion should be read in conjunction with our financial statements and the related notes included in this Memorandum. The Company reports its financial information on a calendar year basis.

Revenue

From the date of inception April 30, 2024 through May 31, 2024, the Company has focused on securing the sublicense to Ben Hogan's persona and the license to the trademarks, the branding of the Company, and the go-to-market strategies.

The Company has not generated any revenue to date.

Expenses

The Company does not have any other estimated expenses other than those identified in the Use of Proceeds.

Liquidity and Capital Resources

The Company has $100.00 cash on hand as of July 1, 2024. Currently, we estimate our monthly burn rate to be approximately $0 until we receive proceeds from this Offering, after which the estimated burn rate will increase to $200,000 per month.

The Company anticipates the proceeds from the offering will be utilized for developing the community platform, marketing, branding, merchandise, securing the first location for the live event, investment in consultants and working capital. These investments will allow the Company to ramp up its user base across the Digital Legends Golf platform and increase the monetization of its marketing programs and advertising revenue to both business and individuals. The proceeds of the Offering coupled with the increased monetization of the community platform will improve the performance of the Company.

In the event the Offering is not successful, the Company would seek alternative funding sources or face critical liquidity issues and deplete its cash in less than twelve months. In the event that this situation occurs we would scale back operations and reduce our monthly burn rate to better position ourselves to move forward with alternative fundraising. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 5 months. This is based on the anticipation that we will increase our monthly burn rate to approximately $200,000 and pay the required license payments.

Plan of Operations

As we look to the future of Digital Legends Golf, our primary goals include:

- Securing more golf legends licenses
- Securing licenses for intellectual property
- Securing the first venue for a celebrity tournament live event
- Securing broadcast partnerships for the first live event
- Securing sponsorships and strategic partnerships
- Building the community app and Reg A marketplace

We anticipate all these partnerships and agreements will impact the operating segments of the Company.

RELATED PARTY TRANSACTIONS

The licensor of the Ben Hogan license and trademark license is The Generational Project, LLC, which is the sole owner of 100% of the Class A Units of the Company.

RECENT OFFERINGS OF SECURITIES

None.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital structure. This summary does not purport to be complete and is qualified in its entirety by its operating agreement. For a complete description of the Company's capital structure, you should refer to our operating agreement and applicable provisions of the Wyoming Business Organizations Code.

Company Units

The Company's authorized securities consist of Class A Units, Class B Units and Class C Units. Each Class A Unit is entitled to one (1) vote per Class A Unit on each matter to which the Class A Unit holders are entitled to vote. Class B Units and Class C Units do not have any voting rights except in limited circumstances set forth in the Company's operating agreement or as otherwise required by the Wyoming Business Organizations Code or applicable law.

Class C Units are reserved for issuance under the Digital Legends Golf, LLC 2024 Equity Incentive Plan and are intended to qualify as "profits interests" solely in respect of the future earnings of the Company.

Distributions of cash shall be made as and when determined by the Company's managers in their sole discretion. Cash when distributed will be distributed to the Company's members *pro rata* in proportion to the number of Units, regardless of class, owned by each member in the Company (and subject to the applicable profits interest distribution threshold in the case of Class C Units).

The managers shall have the discretion, in their sole but reasonable discretion, to cause the Company to make cash distributions to the members each year in amounts intended to enable the members to discharge their respective United States federal, state and local income tax liabilities arising from the activities of the Company. Such amount shall be determined by the managers in their sole but reasonable discretion, taking into account the maximum combined applicable United States federal state, and city tax rate applicable for individuals on ordinary income and capital gain (taking into account the applicable holding period), as the case may be, as well as such other reasonable assumptions as the managers determine in good faith to be appropriate. Notwithstanding the foregoing, the managers may determine that a particular distribution for taxes would not be in the best interest of the Company, and that such distribution shall not be made if the Managers so determine.

In the event of the Company's liquidation, dissolution, or winding up, the assets of the Company shall be applied first to the expenses of the winding-up, and thereafter all of the remaining assets of the Company shall be distributed first to creditors of the Company, and thereafter, to the Company's members *pro rata* in proportion to the number of Units, regardless of class, owned by each member (and subject to the applicable profits interest distribution threshold in the case of Class C Units).

What it Means to be a Minority Holder

As an investor in Class B Units of the Company, you will not have any rights in regard to most actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. In the event that there is a Sale of the Company (as defined in its Operating Agreement), then the holders of Class B Units will be subject to certain "bring-along" rights set forth in the Operating Agreement.

Transferability of securities

The Company's Operating Agreement sets forth limitations on the transferability of the Class B Units and Class C Units, including the applicability of certain restrictions set forth in Regulation CF and the 1933 Act.

Transfer Agent

The Company has selected Kore Transfer USA LLC, an SEC-registered securities transfer agent, to act as its transfer agent. The transfer agent will be responsible for keeping track of ownership of the Company's securities.

DILUTION

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional equity. In other words, when the company issues more equity, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in equity outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), the issuance of incentive equity, or by conversion of certain instruments (e.g., convertible notes) into equity.

If the Company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically would occur only if the Company makes any distributions, and most early-stage companies are unlikely to make such distributions, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most frequently occurs when the company sells more equity in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024, Jane invests $20,000 for units that represent 2% of a company valued at $1 million.
- In December 2024, the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a price ceiling. Either way, the holders of the convertible notes get more equity for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more equity for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that a company has issued (and may issue in the future) and the terms of those notes. As of the date hereof, the Company has not issued any convertible notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Class B Unit to hold a certain amount of value, it's important to realize how the value of those Class B Units can decrease by actions taken by the Company.

VALUATION

As discussed in "Dilution" above, the valuation of a company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its equity (or grants incentive equity) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When a company seeks cash investments from outside investors, like you, new investors typically pay a much larger sum for their equity than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each individual equity increment of the same type is worth the same amount, and you paid more for your equity than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of a company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value — This is based on analysis of a company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Market-based Value — Market-based valuation, also known as comparable analysis, is a valuation method that involves comparing the financial metrics and market prices of similar assets to determine their value. This approach is based on the principle that the price of an asset in a competitive market is the best indicator of its fair value. For example, the price of a company's stock reflects the market's perception of the company's current and future prospects. There are several types of market-based valuation, including comparable company analysis, comparable transaction analysis, and ratio analysis. Each of these approaches has its unique advantages and limitations, and choice of approach depends on the type of asset being valued and the availability of relevant data.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire a company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the Offering Price

We strove to provide a fair and justifiable market value for Digital Legends Golf by employing a combination of both the *"Earnings Approach"* — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return, and the scarcity of this investment as the Company anticipates a Reg A marketplace. However, predictions of the future are uncertain, and valuation of future returns is a best guess; and the *"Market-based Value"* — Market-based valuation, also known as comparable analysis, is a valuation method that involves comparing the financial metrics and market prices of similar assets to determine their value. Each of these approaches has its unique advantages and limitations, and choice of approach depends on the type of asset being valued and the availability of relevant data with other sports and technology offerings. Both of these approaches allowed us to anticipate the market value of Digital Legends Golf.

As Digital Legends Golf continues to evolve and grow, we remain committed to periodically reassessing our valuation, maintaining transparency, and enhancing the value we deliver to our stakeholders.

Disclaimers

The Company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis, including any unissued Class C Units under the Digital Legends Golf, LLC 2024 Incentive Equity Plan. The Company does not currently have any outstanding convertible securities.

REGULATORY INFORMATION

No disqualification

Neither the Company nor any of its officers or managers are disqualified from relying on Regulation Crowdfunding.

Annual reports

As a new entity, the Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at: https://investindigitallegendsgolf.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
(3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the 1933 Act, Including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) it liquidates or dissolves its business in accordance with state law.

Absence of compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Class B Units, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Class B Units indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the investor. Additionally, as noted above, investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3% per investment (not to exceed $100.00 per investment). This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $350 minimum investment amount per investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify investors when the Target Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened,

(ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment cancellations: Investors will have up to 48 hours prior to the end of the Offering Deadline to change their minds and cancel their investment commitments for any reason. Once the Offering Deadline is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its target date.

Material changes: Material changes to the Offering include but are not limited to: a change in minimum offering amount, change in security price, change in management, etc. If the Company makes a material change to the Offering terms or other information disclosed, including a change to the Offering Deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interest for its Target Amount.

During a rolling closing, those investors that have committed funds will be provided three days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of Class B Units to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Class B Units, they will not be required to reconfirm upon the filing of a material amendment to the Form C.

There are four primary requirements for early close of the Offering, provided the Target Amount has been reached:

- The Offering has been open for at least 21 days.
- A notice has been sent to potential investors and investors who have made commitments that have not yet been accepted, which includes the new anticipated deadline date of the Offering, the right to cancel until 48 hours prior to the new anticipated deadline date, and whether new investment commitments will be accepted during the 48-hour period prior to the new anticipated deadline date.
- The new anticipated deadline date is scheduled for at least five business days after the notice above is provided.
- At the time of the new anticipated deadline date, the Company continues to meet or exceed the Target Amount.

Investor limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the 1933 Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://investindigitallegendsgolf.com/.